November 30, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (201) 967-8598

Ronald E. Hermance, Jr.
Chief Executive Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

      Re: Hudson City Bancorp, Inc.
              Definitive 14A
              Filed March 21, 2007
              File No. 00-26001

Dear Mr. Hermance:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

              Sincerely,

              Christian Windsor
              Special Counsel